

September 23, 2010

Samuel Pollock
Chief Executive Officer
Brookfield Infrastructure Partners L.P.
Canon's Court
22 Victoria Street
Hamilton, HM 12, Bermuda

> **Re:** **Brookfield Infrastructure Partners L.P.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 1, 2010**
> **File No. 001-33632**

Dear Mr. Pollock:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the certifications in exhibits 12.1 and 12.2 are signed by the CEO and CFO of Brookfield Infrastructure Group Corporation; however, this corporation is not described in the filing. Please describe this corporation in the filing, including Item 7.B, and explain to us why this is the appropriate entity reflected in the certifications.

Selected Financial Data, page 6

2. We note you have provided Selected Financial Data for Brookfield Infrastructure L.P. as opposed to the Brookfield Infrastructure Partners, L.P. If you choose to include Selected Financial Data of your equity investee, the presentation should be a supplement to Selected Financial Data of the Brookfield Infrastructure Partners, L.P. required by Item 3A of Form 20-F. Please revise to provide Selected Financial Data of Brookfield Infrastructure Partners, L.P.

3. The amount you have presented here for Selling, General and Administrative expenses for the year ended December 31, 2007 does not agree to the comparable amount presented in the Consolidated and Combined Statements of Operations of Brookfield Infrastructure L.P. Please ensure in future filings that Selected Financial Data agrees to your financial statements.

4. Please explain to us why you have only presented Selected Financial Data for three fiscal years as opposed to five fiscal years for Brookfield Infrastructure L.P. In this regard, if you choose to include Selected Financial Data for your equity investee, please revise to include the five most recent financial years including any predecessor periods. Refer to Item 3A. of Form 20-F.

5. Please expand your disclosure to also include a reconciliation of per unit adjusted net operating income to the GAAP financial measure of net income per unit. Please refer to Item 10(e) of Regulation S-K.

Risk Factors, page 7

6. Please delete the second sentence in the first paragraph in which you state that other risks and uncertainties that you do not know about or that you believe are immaterial may also adversely impact your business, financial condition, results of operations or the value of your unitholders' units. Please note that all material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60

7. We note your MD&A is based on the financial position and results of Brookfield Infrastructure L.P.'s operations for the three years ended December 31, 2009. If you choose to provide MD&A of your equity investee, the presentation should be a supplement to MD&A of Brookfield Infrastructure Partners, L.P. required by Item 5 of Form 20-F. Please revise.

Results of Operations, page 64

8. Please revise to describe all material increases or decreases in your results of operations. In this regard we note that you have not discussed changes in your income tax expense or deferred tax recovery (expense).

9. We note you present total assets and net debt by segment. We assume this includes your proportionate share of the total assets and net debt of your unconsolidated subsidiaries that are accounted for by the equity method of accounting. In this regard, we note you have not included comparable data in your segment footnote to the financial statements. Please expand your disclosure to clarify the basis of your e presentation for your investors.

10. We note your discussion of ANOI by segment and for Transelec, Ontario Transmission, and your newly acquired utilities assets on pages 65 and 68. We also note your refer to ANOI for social infrastructure operations on page 76. As these are at lower levels than your consolidated ANOI, we do not see where you have met the requirements for non-GAAP financial measure disclosures Please revise to include all disclosures as required by Item 10(e)(1)(i) of Regulation S-K for each non-GAAP financial measure you disclose.

11. Your table presenting the components of corporate and other on page 75 reconciles to $(21.3) million or ANOI by segment as presented on page 65. Please revise to include a table reconciling to $3.5 million or net income by segment presented on page 65.

Capital Resources and Liquidity, page 76

12. Please revise to include a statement that, in your opinion, the working capital is sufficient for your present requirements. Refer to Item 5.B.1 of Form 20-F.

13. Please disclose in more detail any material commitments for capital expenditures or expected uses of your capital resources and liquidity such as for future capital expenditures or acquisitions.   Refer to Item 5.B.3 of Form 20-F.

Contractual Obligations, page 83

14. Please explain to us if you have any other contractual obligations other than the base management fee. We note in other parts of your Form 20-F you have discussed long-term debt and interest on that debt. Please revise or explain to us why these items are not included in this section and revise your disclosure to clarify the basis of your presentation.

15. Please revise to clarify if you, Brookfield Infrastructure Partners L.P., pay the management fee or if Brookfield Infrastructure L.P. pays the management fee.

Critical Accounting Policies, page 83

16. Please note that the FASB Accounting Standards Codification became effective for financial statements for interim and annual periods ending after September 15, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. In future filings, please revise any references to accounting standards accordingly throughout your Form 20-F.

Item 15. Controls and Procedures

Disclosure Controls and Procedures, page 166

17. We note your statement that management does "not expect that our disclosure controls and procedures or internal controls will prevent all error and all fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Please confirm to us and revise the first paragraph in future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Refer to Section II.F.4 of Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Financial Statements of Brookfield Infrastructure Partners, L.P., page F-1

18. Please revise to include a description of the rights and privileges associated with your partnership units as required by ASC 505-10-50-3.

19. We note that you are a limited partnership and hold a 59% interest in Brookfield Infrastructure L.P. We also note that Brookfield Infrastructure L.P. is a limited partnership and holds investments in various other entities. Please explain to us how you determined which entities to include financial statements for under Item 3-09 of Regulation S-X. Please include in your response your significance tests calculations. Reference is made to Rule 3-09 of Regulation S-X and SAB Topic 6.K.4.a.

Financial Statements of Brookfield Infrastructure L.P., page F-14

Consolidated and Combined Statements of Retained (Deficit) Earnings, page F-18

    20. Please explain to us the nature of your adjustment related to acquired entity.

Consolidated and Combined Statements of Cash Flows, page F-19

    21. Please explain to us what is included within the line item Change in non-cash working capital. Please further explain to us why you believe it is appropriate to net these items together as opposed to presenting each item or revise your presentation. Please refer to ASC 230-10-45-29.

Note 2. Summary of Accounting Policies, page F-20

Foreign Currency Translation and Transactions, page F-22

    22. We note you state gains or losses on the translation of the financial statements are included in the statement of operations. Please revise to more clearly explain your accounting policy including adjustments to other comprehensive income (loss). Please refer to ASC-830-10.

Note 9. Income Taxes, page F-29

    23. Please revise to provide the disclosures required by ASC-740-10-50. In this regard we note that you have only discussed the deferred tax recovery for 2007.

Note 11. TBE Divestiture and Derivatives and Hedging, page F-29

    24. We note you have disclosed you hold certain instruments for risk management purposes but you do not appear to have discussed their impact on the financial statements, provided information for readers to understand the volume of those instruments, or your objectives for holding those investments. Please expand your disclosure accordingly. Refer to ASC-815-10-50.

 Note 12. Preferred Shares, page F-29

    25. Please expand your disclosure to identify the entity that issued the preferred shares as well as any other pertinent rights and privileges associated with the preferred shares. Further, please advise us or revise to indicate whether the 6% preferential dividend is cumulative.

Financial Statements of Island Timberlands Limited Partnership, page F-39

Consolidated Statements of Partners' Equity, page F-43

26. We note that you have only provided a statement of changes in partnership equity for the limited partners and that pertaining to the general partner for 2009. In 2008 and 2007 you provided the statement based on total partners' equity. Please revise to provide a statement of changes in partnership equity for each ownership class for each period for which you have included a statement of operations. Please refer to SAB Topic 4-F.

Financial Statements of Longview Timber Holdings, Corp., page F-60

Consolidated Balance Sheets, page F-62

27. Please revise to present separate captions on the face of the balance sheet for preferred stocks, common stocks, and other items of shareholders' equity. Refer to Item 5-02 of Regulation S-X.

Note 16. Fair Value Measurements, page F-81

28. Please advise us or revise to disclose the fair value of your debt and the means by which you determined the fair value of your debt. Refer to ASC 825-10-50-10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Elizabeth Sellars, Staff Accountant, at (202) 551-3348, or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jane Sheerer
     Via facsimile to (1-441) 298-3304